GOLENBOCK EISEMAN ASSOR BELL & PESKOE LLP
                               437 MADISON AVENUE
                          NEW YORK, NEW YORK 10022-7302
                                   ----------
                                 (212) 907-7300
                               FAX (212) 754-0330

November 15, 2004

VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Attention:        H. Christopher Owings
                  Assistant Director

Re: Phibro Animal Health Corporation; Philipp Brothers Netherlands III B.V.; Prince Agriproducts, Inc.; Phibro-Tech, Inc.; Phibro Animal Health U.S., Inc.; Phibro Animal Health Holdings, Inc.; Phibrochem, Inc.; C P Chemicals, Inc.; Phibro Chemicals, Inc.; Western Magnesium Corp.; and Phibro Animal Health SA Registration Statement on Form S-4 filed February 18, 2004 File Numbers: 333-112942; 333-112942-01 through 112942-10, respectively.

Ladies and Gentlemen:

      Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Phibro Animal Health Corporation (the "US Issuer") and Philipp Brothers Netherlands III B.V. (the "Dutch Issuer" and with US Issuer, the "Issuers"), and Prince Agriproducts, Inc., Phibro-Tech, Inc., Phibro Animal Health U.S., Inc., Phibro Animal Health Holdings, Inc., Phibrochem, Inc., C P Chemicals, Inc., Phibro Chemicals, Inc., Western Magnesium Corp., and Phibro Animal Health SA (collectively the "Guarantors" and with the Issuers, the "Registrants"), hereby make this application to withdraw the Registration Statement on Form S-4 (Registration Nos. 333-112942 and 333-112942-01 through 112942-10), together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed by the Registrants with the Securities and Exchange Commission (the "Commission") on February 18, 2004.

      The Registration Statement relates to a proposed exchange offer by the Issuers for units consisting of 13% senior secured notes due 2007. The Registrants are requesting withdrawal of the Registration Statement because they do not currently intend to conduct the exchange offer as contemplated by the Registration Statement due to changed circumstances since the filing of the Registration Statement. The financial statements contained in the Registration Statement are stale and it has not been declared effective by the Commission. No securities have been sold or exchanged in connection with the transactions contemplated by the Registration Statement. The

Registrants may undertake a subsequent private offering of securities in reliance on Rule 155(c) of the Act.

      Accordingly, the undersigned, on behalf of the Registrants, hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

      The undersigned also requests on behalf of the Registrants, in accordance with Rule 457(p) promulgated under the Act, that all fees paid by the Issuers to the Commission in connection with the filing of the Registration Statement be credited to the account of the Issuers for future use by the Issuers or any majority-owned subsidiary of the Issuers. Please fax a copy of the written order as soon as it is available to the undersigned, at (212) 754-0330. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted on the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Registrant receives notice from the Commission that this application will not be granted.

      If you should have any questions regarding this application, please do not hesitate to contact me at 212-907-7300.

                                                     Very Truly Yours,

                                                     /s/ Richard S. Kaplan
                                                     ---------------------
                                                     Richard S. Kaplan

cc.   Phibro Animal Health Corporation
      Philipp Brothers Netherlands III B.V.
      Steve Cohen, Esq.